June 30, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Ubell and Jeffrey P. Riedler

Re:	Threshold Pharmaceuticals, Inc.
Form S-3, Filed on June 10, 2011
(File No. 333-174844)

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Threshold Pharmaceuticals, Inc. (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 4:00 p.m. (Eastern Time), on July 7, 2011, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Stephen B. Thau of Morrison & Foerster LLP at (650) 813-5640 when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

THRESHOLD PHARMACEUTICALS, INC.

By:	/S/ HAROLD E. SELICK
Harold E. Selick, Ph.D.
Chief Executive Officer